Exhibit 99.1

On Reports First Quarter 2024 Results
•    On kicks off the financial year 2024 with record net sales, surpassing CHF 500 million in a single quarter for the first time in its history. On's total net sales reached CHF 508.2 million, a growth of 20.9% year-over-year and by 29.2% on a constant currency basis. This achievement is led by exceptionally strong demand and momentum in On's direct-to-consumer ("DTC") channel, with DTC net sales growing in the first quarter by 39.0% year-over-year and by 48.7% on a constant currency basis.
•    The significant increase in DTC net sales, which now make up 37.5% of On's total net sales, and efficient inventory management, support On's further expansion of its premium gross profit margin to 59.7%. This is an increase from 58.3% in the previous year and is close to On's mid-term goal of exceeding 60%.
•    In line with On's goal of achieving substantial growth and continuous profitability expansion, the increased gross profit margin has resulted in a record high quarterly net income and significant adjusted EBITDA expansion, reaching CHF 91.4 million and CHF 77.4 million, respectively.
•    The continued high demand for the On brand provides further confidence in the stated goals for 2024 and beyond. On reiterates its full year expectation of at least 30% growth in net sales on a constant currency basis, which translates to reported net sales of at least CHF 2.29 billion at current spot rates. On further continues to expect a gross profit margin of around 60% and an adjusted EBITDA margin in the range of 16.0 - 16.5% for the full year 2024.
•    Supported by On athlete successes such as Hellen Obiri's second consecutive win at the marathon in Boston, On's increasing performance credibility continues to lead to significant market share gains with runners around the globe. At the same time, initial launches in newer verticals such as Tennis and Training are expanding On's addressable market on its mission to be the most premium global sportswear brand.

ZURICH, Switzerland, May 14, 2024 - On Holding AG (NYSE: ONON) (“On,” “On Holding AG,” the “Company,” “we,” “our,” “ours,” or “us”), has announced its financial results for the first quarter ended March 31, 2024.

Martin Hoffmann, Co-CEO and CFO of On, said: “The first quarter was a very strong start to the year and a further step in the execution of our long-term strategy to be the most premium global sportswear brand. We are thrilled to have exceeded our expectations and surpassed the half-billion net sales mark in a single quarter. This serves as a validation of the strong demand we have experienced across all channels, regions, and product categories. Notably, we see the strength in our DTC channel as a clear marker of the ongoing strong brand momentum. The significantly increased DTC share has also allowed us to reach a very strong gross profit margin in the first quarter, close to the mid-term target we laid out a couple of months ago. Looking ahead, we're extremely excited for the months to come, filled with groundbreaking innovations, big partnerships, and the opportunity to have a notable impact in Paris this summer.”

Caspar Coppetti, Co-Founder and Executive Co-Chairman of On, said: “We are starting 2024 with very high confidence and a whole lot of excitement, achieving record net sales and profitability in the first quarter. Hellen Obiri's win at the marathon in Boston highlights our team's relentless dedication to delivering cutting-edge and sustainable innovations to athletes and consumers alike. These are the achievements that strengthen On's performance credibility, and they continue to fuel our increasing market share at key running routes around the globe. We are eagerly looking ahead to the remainder of the year with many more athlete success stories to come, as well as being laser-focused on the premium execution of our strategic priorities."

Key Financial Highlights
Key highlights for the three-month period ended March 31, 2024 compared to the three-month period ended March 31, 2023 include:

•    net sales increased by 20.9% to CHF 508.2 million, or by 29.2% on a constant currency basis;
•    net sales through the direct-to-consumer (“DTC”) sales channel increased by 39.0% to CHF 190.5 million, or by 48.7% on constant currency basis;
•    net sales through the wholesale sales channel increased by 12.2% to CHF 317.7 million, or by 19.8% on constant currency basis;
•    net sales in Europe, Middle East and Africa (“EMEA”), Americas and Asia-Pacific increased by 6.1% to CHF 126.2 million, 22.0% to CHF 329.6 million and 68.6% to CHF 52.4 million, respectively;
•    net sales in EMEA, Americas and Asia-Pacific increased by 10.4%, 30.4% and 90.7% on a constant currency basis, respectively;
•    net sales from shoes, apparel and accessories increased by 21.0% to CHF 484.7 million, 16.7% to CHF 19.7 million and 36.8% to CHF 3.8 million, respectively;
•    net sales from shoes, apparel and accessories increased by 29.3%, 24.9%, 42.9% on a constant currency basis, respectively;
•    gross profit increased by 23.9% to CHF 303.3 million from CHF 244.9 million;
•    gross profit margin increased to 59.7% from 58.3%;
•    net income increased by 106.0% to CHF 91.4 million from CHF 44.4 million;
•    net income margin increased to 18.0% from 10.6%;
•    basic earnings per share (“EPS”) Class A (CHF) increased to 0.28 from 0.14;
•    diluted EPS Class A (CHF) increased to 0.28 from 0.14;
•    adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA") increased by 27.0% to CHF 77.4 million from CHF 61.0 million;
•    adjusted EBITDA margin increased to 15.2% from 14.5%;
•    adjusted net income increased to CHF 106.5 million from CHF 48.8 million;
•    adjusted basic EPS Class A (CHF) increased to 0.33 from 0.15; and
•    adjusted diluted EPS Class A (CHF) increased to 0.33 from 0.15.

Key highlights as of March 31, 2024 compared to December 31, 2023 included:
•    cash and cash equivalents increased by 18.2% to CHF 584.6 million from CHF 494.6 million; and
•    net working capital was CHF 562.9 million as of March 31, 2024, which reflects an increase of 13.5% compared to December 31, 2023.

Adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS, net working capital and net sales on a constant currency basis are non-IFRS measures used by us to evaluate our performance. Furthermore, we believe these non-IFRS measures enhance investors' understanding of our financial and operating performance from period to period because they enhance the comparability of results between each period, help identify trends in operating results and provide additional insight and transparency on how management evaluates the business. Adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS, net working capital and net sales on a constant currency basis should not be considered in isolation or as a substitute for other financial measures calculated and presented in accordance with IFRS. For a detailed description and a reconciliation to the nearest IFRS measure, see the section below titled “Non-IFRS Measures.”

Outlook
On has experienced continued strong demand across channels, regions and product categories in the first months of its third full financial year as a public company. Delivering a further record quarter, On has for the first time surpassed CHF 500 million in net sales in a single quarter.

On continues on its Dream On strategy and looks to further increase the global awareness for the On brand, and build even closer connections with existing fans and new audiences globally through the power of a seamless omni-channel experience. Significant brand moments and exciting product launches in the coming months are expected to pave the way for the next growth phase on On's vision to be the most premium global sportswear brand.

The ongoing strong brand momentum provides On with confidence to reiterate its full year expectation of at least 30% growth in net sales on a constant currency basis, while remaining prudent in light of the dynamic macroeconomic and consumer environment. At current spot rates, this implies reported net sales of at least CHF 2.29 billion in 2024.

Considering the strength of On's DTC channel and commitment to ongoing profitability increases, On is further maintaining its ambition to reach a gross profit margin of around 60% and an adjusted EBITDA margin of 16.0 - 16.5% for the full year 2024.

Other than with respect to IFRS net sales and gross profit margin, On only provides guidance on a non-IFRS basis. The Company does not provide a reconciliation of forward-looking adjusted EBITDA to IFRS net income due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliation. As a result, we are not able to forecast with reasonable certainty all deductions needed in order to provide a reconciliation to net income. The above outlook is based on current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of risks and uncertainties, including those stated below and in our filings with the U.S. Securities and Exchange Commission (the "SEC").

Conference Call Information
A conference call to discuss first quarter results is scheduled for May 14, 2024 at 8 a.m. US Eastern time (2 p.m. Central European Time). Those interested in participating in the call are invited to dial the following numbers:

United States:        +1 646 307 19 63
United Kingdom:    +44 203 481 42 47
Switzerland:        +41 43 210 51 63

No access code necessary.

Additionally, a live webcast of the conference call will be available on the Company's investor relations website and under the following link: https://events.q4inc.com/attendee/871215081. Following the conclusion of the call, a replay of the conference call will be available on the Company's website.

About On
On was born in the Swiss Alps in 2010 with the mission to ignite the human spirit through movement – a mission that still guides the brand today. Fourteen years after market launch, On delivers industry-disrupting innovation in premium footwear, apparel and accessories for high-performance running, outdoor, training, all-day activities and tennis. On’s award-winning CloudTec innovation, purposeful design and groundbreaking strides within the circular economy have attracted a fast-growing global fan base – inspiring humans to explore, discover and Dream On.

On is present in more than 60 countries globally and engages with a digital community on www.on.com.

Non-IFRS Measures
Adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS, net working capital, and net sales on a constant currency basis are financial measures that are not defined under IFRS. We use these non-IFRS measures when evaluating our performance, including when making financial and operating decisions, and as a key component in the determination of variable incentive compensation for employees. We believe that, in addition to conventional measures prepared in accordance with IFRS, these non-IFRS measures enhance investor understanding of our financial and operating performance from period to period, because they exclude share-based compensation which is not viewed by management as part of our ongoing operations and performance, enhance the comparability of results between each period, help identify trends in operating results and provide additional insight and transparency on how management evaluates the business. In particular, we believe adjusted EBITDA, adjusted EBITDA margin, adjusted net income and net working capital are measures commonly used by investors to evaluate companies in the sportswear industry.
However, adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS, net working capital, and net sales on a constant currency basis should not be considered in isolation or as a substitute for other financial measures calculated and presented in accordance with IFRS and may not be comparable to similarly titled non-IFRS measures used by other companies. The tables below reconcile each non-IFRS measure to its most directly comparable IFRS measure.

As noted above, we do not provide a reconciliation of forward-looking adjusted EBITDA to IFRS net income due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliation. The amount of these deductions may be material and, therefore, could result in projected net income being materially less than projected adjusted EBITDA. These statements represent forward-looking information and may represent a financial outlook, and actual results may vary. Please see the risks and assumptions referred to in the Forward-Looking Statements section of this press release.

Net sales on a constant currency basis is a non-IFRS financial measure and should be viewed as a supplement to our results under IFRS. Net sales on a constant currency basis represents current period results that have been retranslated using exchange rates used in the prior year comparative period. We provide constant currency percent change in net sales within our results, to enhance the visibility of the underlying growth rate of net sales, excluding the impact of foreign currency exchange rate fluctuations.

Forward-Looking Statements
This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Act of 1934. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as “anticipate,” “believe,” “continue,” “could,” “expect,” “estimate,” “forecast,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “target,” “will,” “would,” and “should,” among others.
Among other things, On’s quotations from management in this press releases and other written materials, as well as On’s strategic and operational plans, contain forward-looking statements. On may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements appear in a number of places in this press release and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management.
Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section titled “Risk Factors” in our Annual Report. These risks and uncertainties include factors relating to: the strength of our brand and our ability to maintain our reputation and brand image; our ability and the ability of our independent manufacturers and other suppliers to follow responsible business practices; our ability to implement our growth strategy; the concentration of our business in a single, discretionary product category, namely footwear, apparel and accessories; our ability to continue to innovate and meet consumer expectations; changes in consumer tastes and preferences including in products and sustainability, and our ability to connect with our consumer base; our generation of net losses in the past and potentially in the future; our limited operating experience in new markets; our ability to open new stores at locations that will attract customers to our premium products; our ability to compete and conduct our business in the future; health epidemics, pandemics and similar outbreaks, including the COVID-19 pandemic; general economic, political, demographic and business conditions worldwide, including geopolitical uncertainty and instability, such as the Russia-Ukraine or Israel-Hamas conflicts and shipping disruptions in the Red Sea and surrounding waterways; the success of operating initiatives, including advertising and promotional efforts and new product and concept development by us and our competitors; our ability to strengthen and grow our DTC channel; our ability to address climate related risks; our ability to execute and manage our sustainability strategy and achieve our sustainability-related goals and targets, including sustainable product offerings, including investor and customer scrutiny; our third-party suppliers, manufacturers and other partners, including their financial stability and our ability to find suitable partners to implement our growth strategy; supply chain disruptions, inflation and increased costs in supplies, goods and transportation; the availability of qualified personnel and the ability to retain such personnel, including our extended founder team; our ability to accurately forecast demand for our products and manage product manufacturing decisions; our ability to distribute products through our wholesale channel; changes in commodity, material, labor, distribution and other operating costs; our international operations; our ability to protect our intellectual property and defend against allegations of violations of third-party intellectual property by us; cybersecurity incidents and other disruptions to our information technology ("IT") systems; increased hacking activity against the critical infrastructure of any nation or organization that retaliates against Russia for its invasion of Ukraine; our reliance on complex IT systems; our ability to adopt generative artificial intelligence ("AI") technologies in our operations; financial accounting and tax matters; our ability to maintain effective internal control over financial reporting; the potential impact of, and our compliance with, new and existing laws and regulations; other factors that may affect our financial condition, liquidity and results of operations; and other risks and uncertainties set out in filings made from time to time with the SEC and available at www.sec.gov, including, without limitation, our most recent reports on Form 20-F and Form 6-K. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

For investor and media inquiries
Investor Contact:
On Holding AG
Jerrit Peter
investorrelations@on.com
or
ICR, Inc.
Brendon Frey
brendon.frey@icrinc.com

Media Contact:
On Holding AG
Ryan Greenwood
press@on.com

Source: On
Category: Earnings

Consolidated Financial Information
Consolidated Interim Statements of Income (unaudited)

	Three-month period ended March 31,
(CHF in millions)	2024	2023

Net sales	508.2	420.2
Cost of sales	(204.9)	(175.3)
Gross profit	303.3	244.9
Selling, general and administrative expenses	(264.8)	(202.6)
Operating result	38.5	42.3
Financial income	5.4	2.1
Financial expenses	(4.9)	(1.7)
Foreign exchange result	76.8	8.8
Income before taxes	115.8	51.5
Income taxes	(24.4)	(7.1)
Net income	91.4	44.4
Earnings per share

Basic EPS Class A (CHF)	0.28	0.14
Basic EPS Class B (CHF)	0.03	0.01

Diluted EPS Class A (CHF)	0.28	0.14
Diluted EPS Class B (CHF)	0.03	0.01

Consolidated Interim Balance Sheets (unaudited)

(CHF in millions)	3/31/2024	12/31/2023

Cash and cash equivalents	584.6	494.6
Trade receivables	290.1	204.8
Inventories	365.3	356.5
Other current financial assets	31.5	34.2
Other current operating assets	88.6	61.2

Current assets	1,360.1	1,151.3

Property, plant and equipment	97.7	93.6
Right-of-use assets	311.0	214.0
Intangible assets	63.1	64.6
Deferred tax assets	55.1	69.5

Non-current assets	526.8	441.7

Assets	1,886.9	1,593.0

Trade payables	92.5	65.1
Other current financial liabilities	73.8	53.4
Other current operating liabilities	209.1	156.4
Current provisions	14.6	7.1
Income tax liabilities	19.1	23.5

Current liabilities	409.1	305.6

Employee benefit obligations	2.6	2.2
Non-current provisions	10.9	10.0
Other non-current financial liabilities	272.9	190.3
Deferred tax liabilities	8.7	10.5

Non-current liabilities	295.1	212.9

Share capital	33.5	33.5
Treasury shares	(26.7)	(26.7)
Capital reserves	1,152.9	1,140.8
Other reserves	(4.9)	(9.8)
Retained earnings / (losses)	28.0	(63.3)

Equity	1,182.8	1,074.5

Equity and liabilities	1,886.9	1,593.0

Consolidated Interim Statements of Cash Flow (unaudited)

	Three-month period ended March 31,
(CHF in millions)	2024	2023

Net income	91.4	44.4
Share-based compensation	9.8	2.3
Employee benefit expenses / (income)	0.5	(3.3)
Depreciation and amortization	22.1	13.8
Loss on disposal of assets	—	0.3
Interest income and expenses	(2.1)	(0.9)
Net exchange differences	(72.5)	(8.9)
Income taxes	24.4	7.1
Change in provisions	7.8	3.2
Change in working capital	(24.4)	(107.2)
Trade receivables	(71.9)	(61.6)
Inventories	21.5	(64.9)
Trade payables	26.0	19.3
Change in other current assets / liabilities	33.5	48.9
Interest received	5.2	2.0
Income taxes paid	(14.7)	(2.1)
Cash inflow / (outflow) from operating activities	81.0	(0.6)

Purchase of tangible assets	(8.0)	(8.6)
Purchase of intangible assets	(1.1)	(1.2)
Cash outflow from investing activities	(9.1)	(9.7)

Payments of lease liabilities	(11.7)	(4.9)
Sale of treasury shares related to share-based compensation	1.7	2.2
Interest paid	(3.1)	(1.0)
Cash (outflow) from financing activities	(13.1)	(3.8)

Change in cash and cash equivalents	58.8	(14.1)
Cash and cash equivalents balance at beginning of the year	494.6	371.0
Net impact of foreign exchange rate differences	31.1	4.4
Cash and cash equivalents balance at end of the period	584.6	361.3

Reconciliation of Non-IFRS measures
Adjusted EBITDA and Adjusted EBITDA Margin
The table below reconciles net income to adjusted EBITDA for the periods presented. Adjusted EBITDA margin is equal to adjusted EBITDA for the period presented as a percentage of net sales for the same period.

	Three-month period ended March 31,
(CHF in millions)	2024	2023	% Change

Net income	91.4	44.4	106.0%
Exclude the impact of:
Income taxes	24.4	7.1	244.3%
Financial income	(5.4)	(2.1)	156.7%
Financial expenses	4.9	1.7	186.1%
Foreign exchange result	(76.8)	(8.8)	773.0%
Depreciation and amortization	22.1	13.8	60.6%
Share-based compensation (1)	16.8	4.9	240.9%
Adjusted EBITDA	77.4	61.0	27.0%
Adjusted EBITDA margin	15.2%	14.5%	5.0%
(1)    Management excludes share-based compensation expenses as we do not consider these expenses reflective of our ongoing operations and performance.

Adjusted Net Income, Adjusted Basic EPS and Adjusted Diluted EPS
We use adjusted net income, adjusted basic EPS and adjusted diluted EPS as measures of operating performance in conjunction with related IFRS measures.
Adjusted basic EPS is used in conjunction with other non-IFRS measures and excludes certain items (as listed below) in order to increase comparability of the metric from period to period, which we believe makes it useful for management, our audit committee and investors to assess our financial performance over time.
Diluted EPS is calculated by dividing net income by the weighted average number of ordinary shares outstanding during the period on a fully diluted basis. For the purpose of operational performance measurement, we calculate adjusted net income, adjusted basic EPS and adjusted diluted EPS in a manner that fully excludes the impact of any costs related to share-based compensation and includes the tax effect on the tax deductible portion of the non-IFRS adjustments.
The table below provides a reconciliation between net income to adjusted net income, adjusted basic EPS and adjusted diluted EPS for the periods presented:

	Three-month period ended March 31,
(CHF in millions, except per share data)	2024	2024	2023	2023
	Class A	Class B	Class A	Class B

Net income	81.6	9.8	39.5	4.8
Exclude the impact of:
Share-based compensation (1)	15.0	1.8	4.4	0.5
Tax effect of adjustments(2)	(1.5)	(0.2)	(0.5)	(0.1)
Adjusted net income	95.1	11.4	43.5	5.3

Weighted number of outstanding shares	287,651,434	345,437,500	283,522,941	345,437,500
Weighted number of shares with dilutive effects	3,356,157	11,812,592	3,290,072	10,412,977
Weighted number of outstanding shares (diluted and undiluted)(3)	291,007,591	357,250,092	286,813,013	355,850,477

Adjusted basic EPS (CHF)	0.33	0.03	0.15	0.02
Adjusted diluted EPS (CHF)	0.33	0.03	0.15	0.02
(1)    Management excludes share-based compensation expenses as we do not consider these expenses reflective of our ongoing operations and performance.
(2)    The tax effect has been calculated by applying the local tax rate on the tax deductible portion of the respective adjustments.
(3)    Weighted number of outstanding shares (diluted and undiluted) are presented herein in order to calculate Adjusted EPS as Adjusted net income for such periods.

Net Sales on a Constant Currency Basis
Net sales on a constant currency basis is a non-IFRS measure which represents current period results that have been retranslated using exchange rates used in the prior year comparative period. We provide constant currency percent change in net sales in our results to enhance the visibility of the underlying growth rate of net sales, excluding the impact of foreign currency exchange rate fluctuations. Below, we show net sales split out by sales channel, geography, and product, and include the reported percent change and the constant currency percent change.

Net sales by sales channel
The following table presents net sales by sales channel:

	Three-month period ended March 31,
(CHF in millions)	2024	2023	% Change	Constant Currency % Change (1)

Wholesale	317.7	283.2	12.2%	19.8%
Direct-to-consumer	190.5	137.0	39.0%	48.7%
Net sales	508.2	420.2	20.9%	29.2%

Net sales by geography
The following table presents net sales by geographic region (based on the location of the counterparty):

	Three-month period ended March 31,
(CHF in millions)	2024	2023	% Change	Constant Currency % Change (1)

Europe, Middle East and Africa	126.2	118.9	6.1%	10.4%
Americas	329.6	270.2	22.0%	30.4%
Asia-Pacific	52.4	31.1	68.6%	90.7%
Net Sales	508.2	420.2	20.9%	29.2%

Net sales by product
The following table presents net sales by product group:

	Three-month period ended March 31,
(CHF in millions)	2024	2023	% Change	Constant Currency % Change (1)

Shoes	484.7	400.5	21.0%	29.3%
Apparel	19.7	16.9	16.7%	24.9%
Accessories	3.8	2.8	36.8%	42.9%
Net Sales	508.2	420.2	20.9%	29.2%
(1)    The constant currency percent change represents changes to net sales on a constant currency basis, which is a non-IFRS financial measure. For additional information, refer to "Non-IFRS Measures" section.

Net Working Capital
Net working capital is a financial measure that is not defined under IFRS. We use, and believe that certain investors and analysts, use this information to assess liquidity and management use of net working capital resources. We define net working capital as trade receivables, plus inventories, minus trade payables. This measure should not be considered in isolation or as a substitute for any standardized measure under IFRS. Other companies in our industry may calculate this measure differently than we do, limiting its usefulness as a comparative measure.

	As of March 31,	As of December 31,
(CHF in millions)	2024	2023	% Change

Accounts receivables	290.1	204.8	41.7%
Inventories	365.3	356.5	2.5%
Trade payables	(92.5)	(65.1)	42.1%
Net working capital	562.9	496.2	13.5%